SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director

October 31, 2008

3rd Quarter 2008

Preliminary Earnings Commentary

(KRX : 030200 / NYSE : KTC)

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) for the third quarter of 2008 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plans, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report for 2008 third quarter will be filed with the Financial Supervisory Service(FSS) and the Korea Exchange(KRX) on November 14, 2008.

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT.

Tel : 82-31-727-0950~59

Fax : 82-31-727-0949

E-mail: ir@kt.com

1. Financial Highlights

A. Summary of Income Statement

	2008 3Q	2008 2Q	QoQ			2007 3Q	YoY			2008 Cumm.
(KRW bn)			Amount		Δ%		Amount		Δ%
OPERATING REVENUES	2,913.5	3,029.0	-115.6		-3.8%	2,958.3	-44.8		-1.5%	8,909.5
☐ Internet access	534.1	539.8	-5.7		-1.1%	529.5	4.6		0.9%	1,602.0
☐ Internet application	156.5	148.2	8.4		5.7%	105.6	51.0		48.3%	411.6
☐ Data	419.8	413.0	6.8		1.7%	404.9	14.9		3.7%	1,235.2
☐ Telephone	970.2	1,016.3	-46.0		-4.5%	1,026.5	-56.3		-5.5%	3,009.6
☐ LM	340.6	358.5	-17.9		-5.0%	387.8	-47.2		-12.2%	1,063.3
☐ Wireless	364.6	428.8	-64.2		-15.0%	363.5	1.1		0.3%	1,213.3
☐ Real estate	63.4	60.5	2.9		4.8%	63.5	-0.1		-0.2%	182.7
☐ Others	64.2	64.0	0.1		0.2%	77.0	-12.8		-16.6%	191.8
¡ SI	57.7	57.9	-0.2		-0.4%	70.4	-12.7		-18.1%	171.1
OPERATING EXPENSES	2,584.0	2,661.4	-77.4		-2.9%	2,620.6	-36.6		-1.4%	7,879.4
☐ Labor	600.7	627.4	-26.7		-4.3%	706.3	-105.6		-14.9%	1,911.5
☐ Commissions	182.4	173.0	9.4		5.4%	168.4	14.0		8.3%	526.3
☐ Sales commission	174.6	228.8	-54.2		-23.7%	157.7	16.9		10.7%	633.5
☐ Sales promotion	64.9	69.0	-4.1		-5.9%	45.2	19.7		43.6%	213.1
☐ Advertising	17.2	32.3	-15.1		-46.8%	26.6	-9.5		-35.6%	66.4
☐ Provision for doubtful accounts	22.7	49.4	-26.7		-54.0%	-19.8	42.5		N/A	78.9
☐ Depreciation	560.2	493.8	66.4		13.4%	541.8	18.5		3.4%	1,536.4
☐ Repairs & maintenance	26.6	32.1	-5.5		-17.1%	64.1	-37.5		-58.5%	80.7
☐ Cost of goods sold	117.7	180.8	-63.1		-34.9%	124.3	-6.6		-5.3%	455.8
☐ Cost of service provided	489.8	481.0	8.8		1.8%	503.7	-13.9		-2.8%	1,447.6
☐ R&D	59.4	57.2	2.3		3.9%	63.0	-3.5		-5.6%	173.4
☐ Activation/installation and A/S cost	98.7	92.1	6.6		7.1%	69.3	29.5		42.5%	287.4
☐ Others	169.1	144.5	24.6		17.0%	170.0	-0.9		-0.5%	468.5
OPERATING INCOME	329.4	367.6	-38.2		-10.4%	337.7	-8.3		-2.5%	1,030.1
Operating margin	11.3%	12.1%	-0.8	% P		11.4%	-0.1	% P		11.6%
EBITDA(1)	889.7	861.5	28.2		3.3%	879.5	10.2		1.2%	2,566.5
EBITDA margin	30.5%	28.4%	2.1	% P		29.7%	0.8	% P		28.8%
Non-operating income	295.3	133.8	161.6		120.8%	109.2	186.2		170.5%	563.4
Non-operating expenses	425.8	307.9	117.9		38.3%	132.5	293.3		221.3%	1,003.4
INCOME BEFORE INCOME TAXES	198.9	193.5	5.4		2.8%	314.3	-115.4		-36.7%	590.1
Income tax expenses	37.5	32.9	4.6		13.9%	57.0	-19.5		-34.2%	114.1
Effective tax rate	18.9%	17.0%	1.8	% P		18.1%	0.7	% P		19.3%
NET INCOME	161.4	160.5	0.9		0.5%	257.4	-96.0		-37.3%	476.0
EPS(2) (units: won)	799	788	11		1.4%	1,263	-464		-36.7%	2,343

(1)	EBITDA = Operating income + depreciation
(2)	EPS = Net income ÷ Weighted average of no. of shares outstanding

¡ Revenue

- QoQ decrease due to fall in telephone and wireless revenue.

- YoY decrease due to fall in telephone and LM revenue.

¡ Operating Income

- YoY and QoQ decrease due to fall in revenue and rise in depreciation cost.

¡ For comparison purposes, net income as of September 30, 2007 has been revised in compliance with Article 15(Equity Method) of the Korean Accounting Standards, which was amended on February 22, 2008.

(252.7 bn g 257.4bn)

- Cancellation of previously amortized amount : Retained earnings which was previously declined from amortization of goodwill was offset and raised due to cancellation of the amortized amount.

B. Summary of Balance Sheet

(KRW bn)	2008 3Q	2008 2Q	QoQ			2007 3Q	YoY
			Amount		Δ%		Amount		Δ%
TOTAL ASSETS	18,478.1	17,801.3	676.8		3.8%	17,942.9	535.2		3.0%
☐ Current assets	3,616.1	3,084.1	532.0		17.3%	3,559.5	56.6		1.6%
¡ Quick assets	3,468.1	2,964.0	504.1		17.0%	3,462.9	5.2		0.2%
- Cash & Cash equivalents	1,362.0	829.5	532.5		64.2%	1,220.3	141.7		11.6%
¡ Inventories	148.0	120.1	27.9		23.2%	96.7	51.4		53.1%
☐ Non-current assets	14,862.0	14,717.2	144.8		1.0%	14,383.4	478.6		3.3%
¡ Investments and other non-current assets	4,036.7	3,823.5	213.2		5.6%	3,726.6	310.1		8.3%
- KTF shares	2,544.9	2,531.2	13.6		0.5%	2,673.5	-128.7		-4.8%
- Long-term loans	20.7	23.0	-2.3		-10.0%	94.7	-74.0		-78.1%
- Others	1,471.1	1,269.3	201.9		15.9%	958.4	512.7		53.5%
¡ Tangible assets	10,450.7	10,501.9	-51.2		-0.5%	10,237.1	213.6		2.1%
¡ Intangible assets	374.5	391.7	-17.2		-4.4%	419.6	-45.1		-10.8%
TOTAL LIABILITIES	9,583.7	9,025.9	557.9		6.2%	9,045.3	538.4		6.0%
☐ Current liabilities	2,648.9	2,399.7	249.2		10.4%	2,984.9	-336.0		-11.3%
¡ Interest-bearing debts	411.8	13.5	398.4		2957.1%	590.2	-178.4		-30.2%
¡ Accounts payable	658.0	758.6	-100.6		-13.3%	643.7	14.3		2.2%
¡ Others	1,579.1	1,627.7	-48.6		-3.0%	1,751.0	-171.9		-9.8%
☐ Non-current liabilities	6,934.8	6,626.1	308.7		4.7%	6,060.4	874.4		14.4%
¡ Interest-bearing debts	5,491.8	5,196.7	295.1		5.7%	4,620.8	871.0		18.8%
¡ Installation deposit	808.8	813.3	-4.5		-0.6%	858.1	-49.4		-5.8%
¡ Others	634.3	616.1	18.2		2.9%	581.5	52.8		9.1%
TOTAL STOCKHOLDERS’ EQUITY	8,894.4	8,775.4	118.9		1.4%	8,897.6	-3.2		0.0%
☐ Common stock	1,561.0	1,561.0	0.0		0.0%	1,561.0	0.0		0.0%
☐ Capital surplus	1,257.3	1,258.5	-1.3		-0.1%	1,440.8	-183.5		-12.7%
☐ Retained earnings	9,840.3	9,752.7	87.6		0.9%	9,699.0	141.3		1.5%
☐ Capital adjustments	-3,815.1	-3,828.0	12.9		N/A	-3,816.0	1.0		N/A
¡ Treasury stock	-3,824.9	-3,837.4	12.6		N/A	-3,825.7	0.8		N/A
¡ Gain(loss) on valuation of investment securities	9.8	11.2	-1.4		-12.1%	12.9	-3.1		-23.8%
¡ Others	0.0	-1.7	1.7		N/A	-3.3	3.2		N/A
☐ Others	50.9	31.2	19.7		63.2%	12.9	38.0		295.4%
Total interest-bearing debt	5,903.6	5,210.2	693.4		13.3%	5,211.0	692.6		13.3%
Net debt	4,541.6	4,380.7	160.9		3.7%	3,990.7	550.9		13.8%
Net debt / Total shareholders’ equity	51.1%	49.9%	1.1	% P		44.9%	6.2	% P

¡ Assets

- Increase in cash and cash equivalents due to issuance of debt.

¡ Liabilities

- YoY and QoQ increase of non-current liabilities due to issuance of debt.

¡ Stockholders’ Equity

- Retained earnings was initially decreased by retirement of treasury shares(KRW73.8bn). However, KRW161.4 billion increase in net income led to a QoQ net increase of KRW87.6 billion in retained earnings.

2. Operating Results

A. Internet Revenue

(KRW bn)	2008	2008	QoQ		2007	YoY		2008
	3Q	2Q	Amount	Δ%	3Q	Amount	Δ%	Cumm.
Internet access	534.1	539.8	-5.7	-1.1%	529.5	4.6	0.9%	1,602.0
☐ Broadband	532.6	539.3	-6.6	-1.2%	529.1	3.6	0.7%	1,599.4
¡ Megapass	509.5	508.4	1.1	0.2%	506.8	2.7	0.5%	1,519.0
¡ Nespot	7.3	8.0	-0.6	-7.7%	9.4	-2.1	-22.3%	23.8
¡ WiBro	15.8	22.9	-7.1	-31.1%	12.8	3.0	23.3%	56.6
☐ Others	1.4	0.5	0.9	174.6%	0.4	1.0	231.2%	2.6
Internet application	156.5	148.2	8.4	5.7%	105.6	51.0	48.3%	411.6
☐ IDC	71.1	70.6	0.5	0.7%	53.7	17.4	32.4%	190.5
☐ Bizmeka	51.8	47.4	4.5	9.5%	33.5	18.4	54.9%	135.9
☐ MegaTV	14.3	9.6	4.7	48.9%	1.3	13.0	1027.7%	29.0
☐ Others	19.3	20.6	-1.3	-6.4%	17.2	2.1	12.5%	56.2

¡ Internet Access

- QoQ decline in revenue due to decrease in handset sales from fall in new WiBro subscribers.

¡ Internet application

- YoY and QoQ increase from rise in sales of IDC, MegaTV and bizmeka.

B. Data Revenue

(KRW bn)	2008 3Q	2008 2Q	QoQ		2007 3Q	YoY		2008 Cumm.
			Amount	Δ%		Amount	Δ%
Data	419.8	413.0	6.8	1.7%	404.9	14.9	3.7%	1,235.2
☐ Leased line	280.0	269.9	10.1	3.7%	274.3	5.7	2.1%	818.2
¡ Local	115.4	115.6	-0.2	-0.2%	115.4	0.0	0.0%	347.9
¡ Domestic long distance	83.5	81.2	2.3	2.8%	84.4	-0.9	-1.1%	244.8
¡ International long distance	7.3	6.3	1.1	16.8%	4.4	2.9	65.7%	18.6
¡ Broadcasting & others	73.8	66.9	6.9	10.3%	70.1	3.6	5.2%	206.9
☐ Data leased line	40.3	39.2	1.1	2.8%	35.3	4.9	13.9%	117.2
¡ Packet data	1.3	1.5	-0.3	-17.1%	2.1	-0.8	-37.9%	4.4
¡ National network ATM	21.7	21.3	0.4	2.0%	19.9	1.8	9.0%	63.6
¡ VPN	17.3	16.4	0.9	5.7%	13.4	3.9	29.3%	49.1
☐ Kornet	65.2	67.8	-2.6	-3.9%	63.4	1.8	2.8%	195.9
☐ Satellite	26.6	27.7	-1.1	-4.0%	25.0	1.7	6.6%	80.3
☐ Others	7.7	8.3	-0.5	-6.5%	6.9	0.8	11.7%	23.5

C. Telephone Revenue

(KRW bn)	2008 3Q	2008 2Q	QoQ		2007 3Q	YoY		2008 Cumm.
			Amount	Δ%		Amount	Δ%
Telephone revenue	970.2	1,016.3	-46.0	-4.5%	1,026.5	-56.3	-5.5%	3,009.6
☐ Subscriber connection	329.1	335.3	-6.2	-1.9%	345.0	-15.9	-4.6%	1004.7
¡ Subscription fee	5.1	7.9	-2.8	-35.2%	10.2	-5.1	-49.7%	22.3
¡ Basic monthly fee	264.9	267.5	-2.6	-1.0%	274.1	-9.2	-3.4%	802.4
¡ Installlation	5.7	6.5	-0.8	-12.9%	7.5	-1.8	-23.5%	20.1
¡ Interconnection	53.4	53.3	0.1	0.1%	53.3	0.1	0.3%	159.9
☐ Local	212.1	217.9	-5.7	-2.6%	228.1	-16.0	-7.0%	654.2
¡ Usage	133.1	139.2	-6.1	-4.4%	151.5	-18.4	-12.2%	419.8
¡ Interconnection	25.0	25.4	-0.4	-1.7%	24.0	1.0	4.2%	74.2
¡ Others	54.1	53.3	0.8	1.5%	52.6	1.5	2.8%	160.1
☐ Domestic long distance	136.7	140.2	-3.5	-2.5%	158.7	-22.0	-13.9%	429.1
¡ Usage	128.5	132.9	-4.4	-3.3%	149.7	-21.2	-14.2%	404.2
¡ Interconnection	7.9	7.0	0.8	12.1%	8.8	-0.9	-10.1%	23.9
¡ Others	0.3	0.3	0.0	1.2%	0.3	0.1	34.3%	1.0
☐ International long distance	43.7	49.1	-5.4	-11.1%	48.7	-5.0	-10.2%	139.8
☐ International settlement	42.9	47.6	-4.7	-9.8%	35.3	7.6	21.6%	140.1
☐ SoIP	19.6	21.5	-1.8	-8.6%	7.6	12.0	158.5%	51.3
☐ VAS	89.2	83.0	6.2	7.4%	94.5	-5.3	-5.6%	265.5
☐ Public telephone	11.9	10.3	1.6	15.8%	14.7	-2.9	-19.4%	32.8
☐ 114 phone directory service	29.7	28.0	1.8	6.3%	30.2	-0.5	-1.5%	89.7
☐ Others	55.3	83.5	-28.2	-33.7%	63.8	-8.4	-13.2%	202.4

¡ Local, DLD

- QoQ and YoY decline in revenue from fall in subscribers and call traffic.

¡ SoIP

- QoQ decline in SoIP revenue due to decrease in SoIP handset sales caused by fall in new SoIP subscribers.

¡ Others

- QoQ decrease in revenue was due to a temporary increase in demand of international ISDN in prior quarter.

D. LM (Land to Mobile) Interconnection Revenue

(KRW bn)	2008 3Q	2008 2Q	QoQ		2007 3Q	YoY		2008 Cumm.
			Amount	Δ%		Amount	Δ%
LM Revenue	340.6	358.5	-17.9	-5.0%	387.8	-47.2	-12.2%	1,063.3
LM interconnection cost	183.9	176.8	7.2	4.1%	195.7	-11.7	-6.0%	545.2

¡ LM Revenue

- QoQ and YoY decline due to decrease in subscribers and call traffic.

¡ LM Interconnection cost

- It takes approximately 2 months for operators to verify the actual volume of LM traffic. Thus figures for 2 months of every quarter are based on estimation, resulting in disparity with actual call traffic.

E. Wireless Revenue

(KRW bn)	2008 3Q	2008 2Q	QoQ		2007 3Q	YoY		2008 Cumm.
			Amount	Δ%		Amount	Δ%
Wireless revenue	364.6	428.8	-64.2	-15.0%	363.5	1.1	0.3%	1,213.3
☐ Wireless resale	361.6	426.9	-65.3	-15.3%	358.1	3.5	1.0%	1,206.7
¡Service revenue	247.7	258.8	-11.0	-4.3%	251.0	-3.2	-1.3%	761.6
¡ Handset sales	113.8	168.1	-54.2	-32.3%	107.1	6.7	6.3%	445.1
☐ Others	3.0	2.0	1.1	54.2%	5.4	-2.4	-43.8%	6.6

¡ Wireless revenue

- Fall in the number of new subscribers and total subscribers led to a QoQ decrease in revenue.

F. Operating Expenses

(KRW bn)	2008 3Q	2008 2Q	QoQ		2007 3Q	YoY		2008 Cumm.
			Amount	Δ%		Amount	Δ%
Labor	600.7	627.4	-26.7	-4.3%	706.3	-105.6	-14.9%	1,911.5
☐ Salaries & wages	437.9	450.6	-12.7	-2.8%	506.5	-68.6	-13.5%	1,365.3
☐ Employee benefits	113.1	119.6	-6.5	-5.4%	110.2	3.0	2.7%	341.2
☐ Provision for retirement	49.8	57.3	-7.5	-13.1%	89.7	-39.9	-44.5%	205.0
Commissions	182.4	173.0	9.4	5.4%	168.4	14.0	8.3%	526.3
Marketing expenses	256.6	330.0	-73.4	-22.2%	229.6	27.1	11.8%	913.0
☐ Sales commission	174.6	228.8	-54.2	-23.7%	157.7	16.9	10.7%	633.5
☐ Sales promotion	64.9	69.0	-4.1	-5.9%	45.2	19.7	43.6%	213.1
☐ Advertising	17.2	32.3	-15.1	-46.8%	26.6	-9.5	-35.6%	66.4
Provision for doubtful accounts	22.7	49.4	-26.7	-54.0%	-19.8	42.5	N/A	78.9
Depreciation	560.2	493.8	66.4	13.4%	541.8	18.5	3.4%	1,536.4
Repairs and Maintenance	26.6	32.1	-5.5	-17.1%	64.1	-37.5	-58.5%	80.7
Cost of goods sold	117.7	180.8	-63.1	-34.9%	124.3	-6.6	-5.3%	455.8
☐ PCS handset cost	113.7	161.9	-48.3	-29.8%	109.6	4.1	3.7%	436.2
☐ Others	4.0	18.9	-14.9	-78.7%	14.7	-10.7	-72.6%	19.6
Cost of service provided	489.8	481.0	8.8	1.8%	503.7	-13.9	-2.8%	1,447.6
☐ Cost of service	238.4	235.6	2.8	1.2%	247.9	-9.5	-3.8%	700.5
¡ PCS resale network cost to KTF	126.1	134.6	-8.5	-6.3%	126.2	-0.1	-0.1%	389.5
¡ SI service cost	55.7	52.9	2.7	5.1%	66.5	-10.8	-16.2%	162.5
¡ Others	56.6	48.0	8.6	17.9%	55.2	1.4	2.6%	148.4
☐ International settlement cost	54.7	59.3	-4.6	-7.8%	53.6	1.1	2.1%	173.3
☐ LM interconnection cost	183.9	176.8	7.2	4.1%	195.7	-11.7	-6.0%	545.2
☐ Others	12.8	9.3	3.5	37.0%	6.6	6.2	93.3%	28.7
R&D	59.4	57.2	2.3	3.9%	63.0	-3.5	-5.6%	173.4
Activation/installation and A/S cost	98.7	92.1	6.6	7.1%	69.3	29.5	42.5%	287.4
Others	169.1	144.5	24.6	17.0%	170.0	-0.9	-0.5%	468.5
CAPEX*	511.1	653.0	-141.9	-21.7%	535.4	-24.3	-4.5%	1,559.4

*	2008.2Q CAPEX was settled as 653.0 billion Won (previously disclosed as 624.6bn Won)

¡ Labor

- Fall in number of employees led to a decrease in salary and incentives, resulting in a QoQ decline in labor cost.

- YoY decline in labor cost from recognition of salary raise for 2007 in 3Q07, resulting in a temporary rise in labor cost.

¡ Marketing expenses

- QoQ decrease due to Megapass marketing ban and fall in new wireless resale subscribers.

¡ Provision for doubtful accounts

- Temporary disposal of bad debt in prior quarter led to a QoQ decrease in provision for doubtful accounts.

¡ Depreciation

- Rise in YoY and QoQ due to increase in purchase of new equipment.

¡ COGS

- Decrease in YoY and QoQ due to reduced number of new wireless resale subscribers.

G. Non-operating Income

(KRW bn)	2008 3Q	2008 2Q	QoQ		2007 3Q	YoY		2008 Cumm.
			Amount	Δ%		Amount	Δ%
Non-operating income	295.3	133.8	161.6	120.8%	109.2	186.2	170.5%	563.4
☐ Gains on disposition of investments	0.0	0.0	0.0	N/A	0.0	0.0	N/A	0.0
☐ Gains on disposition of tangible assets	1.0	1.6	-0.5	-34.7%	0.9	0.1	10.7%	3.0
☐ Interest income	22.3	25.8	-3.4	-13.3%	24.3	-2.0	-8.1%	66.3
☐ FX transaction gain	16.1	5.2	10.9	208.4%	1.0	15.1	1520.4%	27.7
☐ FX translation gain	14.6	6.5	8.0	122.7%	10.5	4.1	39.4%	32.1
☐ Gain on equity method	15.4	30.6	-15.1	-49.5%	20.3	-4.9	-24.0%	65.1
☐ Others	225.9	64.1	161.8	252.4%	52.2	173.7	332.8%	369.3

¡ Others

- QoQ and YoY increase mainly from KRW207.1 billion gain on valuation of derivatives.

H. Non-operating Expenses

(KRW bn)	2008 3Q	2008 2Q	QoQ		2007 3Q	YoY		2008 Cumm.
			Amount	Δ%		Amount	Δ%
Non-operating expenses	425.8	307.9	117.9	38.3%	132.5	293.3	221.3%	1,003.4
☐ Interest expense	78.8	85.8	-7.0	-8.1%	77.3	1.6	2.0%	237.2
☐ FX transaction loss	10.4	5.4	5.0	93.6%	1.1	9.4	889.6%	17.8
☐ FX translation loss	290.1	88.0	202.1	229.8%	1.6	288.5	18348.5%	486.5
☐ Loss on equity method	-7.7	54.4	-62.2	N/A	17.4	-25.2	N/A	83.2
☐ Loss on disposition of fixed assets	6.7	16.3	-9.6	-58.9%	5.8	0.9	15.9%	30.9
☐ Others	47.5	58.0	-10.5	-18.1%	29.4	18.1	61.4%	147.7

¡ Interest Expense

- There was a temporary increase in 2Q08 due to indemnification ruled by the Korea Communications Commission on network usage fee for Toll Free Call (080) services.

¡ FX translation loss

- YoY and QoQ increase in FX translation loss due to drop of Won-Dollar exchange rate.

Sep-08

Broadband
	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08
Broadband Subs	6,522,080	6,520,022	6,513,293	6,515,541	6,518,821	6,555,162	6,627,175	6,648,047	6,684,230	6,687,147	6,741,946	6,811,107	6,754,027
Net Addition	10,301	-2,058	-6,729	2,248	3,280	36,341	72,013	20,872	36,183	2,917	54,799	69,161	-57,080
¡ Megapass Lite	5,639,452	5,618,010	5,592,588	5,573,114	5,554,600	5,565,964	5,599,970	5,600,582	5,613,366	5,596,844	5,629,828	5,662,337	5,611,047
¡ Megapass Special	882,628	902,012	920,705	942,427	964,221	989,198	1,027,205	1,047,465	1,070,864	1,090,303	1,112,118	1,148,770	1,142,980

Broadband M/S
KT	44.7%	44.5%	44.3%	44.3%	44.1%	44.2%	44.3%	44.2%	44.4%	44.4%	44.7%	44.7%
Hanaro	25.3%	25.2%	25.1%	24.9%	24.8%	24.6%	24.2%	24.0%	23.5%	23.0%	22.4%	21.9%
Powercomm	10.9%	11.1%	11.4%	11.7%	11.9%	12.0%	12.2%	12.3%	12.5%	12.8%	13.2%	13.6%
Dacom	0.5%	0.5%	0.5%	0.5%	0.4%	0.4%	0.4%	0.4%	0.3%	0.3%	0.3%	0.3%
SO	17.4%	17.5%	17.6%	17.5%	17.6%	17.7%	17.8%	17.9%	18.2%	18.4%	18.6%	18.4%
Others	1.2%	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%	1.0%	1.0%	0.9%	1.1%

Wireless
	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08
Nespot	419,228	411,653	406,475	401,831	398,743	395,395	391,921	388,506	389,393	387,193	379,663	376,860	370,764
WiBRO	64,361	80,431	102,475	106,153	115,917	120,443	145,290	158,190	197,496	201,903	187,601	177,611	172,048
Wireless Resale	2,916,277	2,870,464	2,873,989	2,927,201	2,943,999	2,919,223	2,938,583	2,959,223	2,901,544	2,905,973	2,898,953	2,894,718	2,860,213
- Resale Activation	86,110	73,883	118,077	180,659	135,652	132,058	195,159	150,140	93,935	166,982	151,074	108,058	81,109
- Resale Deactivation	90,365	119,696	114,552	127,447	118,854	156,834	175,799	129,500	151,614	162,553	158,094	112,293	115,614
- Internal Migration	193	8,920	2,259	6,745	3,634	28,495	4,912	3,800	4,813	7,852	16,115	8,391	7,240
- Net Addition	-4,254	-45,813	3,525	53,212	16,798	-24,776	19,360	20,640	-57,679	4,429	-7,020	-4,235	-34,505
- Churn Rate	3.1%	4.1%	4.0%	4.4%	4.0%	5.3%	6.0%	4.4%	5.2%	5.6%	5.4%	3.9%	4.0%

Both the ‘activation’ and ‘deactivation’ numbers above include ‘internal migration’(2Gg3G).

Mega-TV
	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08
Mega-TV	148,354	233,809	296,912	324,609	390,027	495,913	567,230	608,734	636,536	705,856	722,857	766,058	808,101

Fixed-line
	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08
Telephony (‘000)	21,184	21,139	21,103	20,919	20,882	20,842	20,818	20,779	20,762	20,741	20,695	20,673	20,621
Household (‘000)	20,117	20,064	20,018	19,980	19,936	19,894	19,861	19,817	19,796	19,768	19,719	19,689	19,635
Business (‘000)	1,067	1,075	1,085	938	946	948	958	962	966	974	976	984	986
Domestic Long Distance (‘000)	18,697	18,658	18,599	18,571	18,563	18,532	18,512	18,512	18,466	18,440	18,397	18,371	18,321
* Ann (‘000)	2,214	2,252	2,282	2,308	2,348	2,387	2,433	2,461	2,480	2,532	2,540	2,552	2,584
* Ringo (‘000)	3,783	3,610	3,605	3,843	3,830	3,817	3,821	3,813	3,819	3,815	3,805	3,794	3,773
* Caller ID Users (‘000)	5,538	5,538	5,532	5,538	5,548	5,553	5,569	5,582	5,599	5,599	5,591	5,590	5,586
* My Style (Local) (‘000)	1,075	1,060	1,044	1,022	1,013	1,005	985	966	950	933	916	902	887
* My Style (DLD) (‘000)	951	936	920	897	885	877	858	839	823	808	792	780	767

Fixed-line M/S
Local M/S (subscriber base)	91.0%	90.8%	90.6%	90.4%	90.3%	90.2%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%
DLD (revenue base)	85.6%	85.5%	85.4%	85.4%	85.4%	85.4%	85.3%	85.3%	85.3%	85.5%	85.6%	85.7%

Reference Data
	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08	Apr-08	May-08	Jun-08	Jul-08	Aug-08	Sep-08
Population (‘000)	48,457	48,457	48,457	48,457	48,444	48,481	48,494	48,507	48,519	48,532	48,544	48,557	48,569
Number of Household (‘000)	16,194	16,194	16,194	16,194	16,194	16,673	16,673	16,673	16,673	16,673	16,673	16,673	16,673

Broadband

- Reorganized service lineup into 2 price packages- Lite and Special in May 19, 2008. Previous Lite, PremiumgLite(50M), Special, NtopiagSpecial(100M)

Fixed-line

- Telephony : From Jan.2008, number of business line subscribers will be included in Telephony, pursuant to the reporting rules of KCC

- Household : Formerly ‘Local’ subscribers